UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

IA GLOBAL, INC. (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE (Title of Class of Securities)

44920E 10 4 (CUSIP Number)

McFraui Pty Ltd, ATF The McFraui Trust
Level 1, Corporate Centre
2 Corporate Court
Bundall QLD 4217
61-7-5556-7900 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2009 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 44920E 10 4

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) McFraui Pty Ltd, ATF The McFraui Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,121,210 SHARES
	8.	SHARED VOTING POWER 0 SHARES
	9.	SOLE DISPOSITIVE POWER 10,121,210 SHARES
	10.	SHARED DISPOSITIVE POWER 0 SHARES
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,121,210 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14.	TYPE OF REPORTING PERSON OO

EXPLANATORY NOTE

This filing is being made to correct several errors in the per share price of purchases reported in Item 5(c) in the filing made May 20, 2009.

ITEM 1.  SECURITY AND ISSUER.

This third amendment to Schedule 13D (“13D/A”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of IA Global, Inc., a Delaware corporation whose principal executive offices are located at 101 California Street, Suite 2450, San Francisco, California 94111 (the “Issuer”).

This 13D/A is being filed solely to give notice of the sales transactions by McFraui Pty Ltd, ATF The McFraui Trust (“McFraui” or “Reporting Person”) set forth in Section 5.

ITEM 2.  IDENTITY AND BACKGROUND.

This 13D/A is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) by McFraui. McFraui is a trust registered in Australia. McFraui is a “Reporting Person” and is an institutional investor or an “accredited investor.”

The principal business address of McFraui is Level 1,Corporate Centre 2, Corporate Court Bundall QLD 4217 Australia.

During the last five years, this Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, this Reporting Person, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person may purchase or sell shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors.

The Reporting Person does not have any plans or proposals that would result in any of the actions or transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of May 19, 2009, McFraui beneficially owned 10,121,210 shares of Common Stock, representing approximately 4.6% of the outstanding Common Stock based on total shares of Common Stock outstanding as of February 23, 2009 of 218,485,989.

(b) As of May 19, 2009, McFraui, had sole voting power and sole dispositive power with respect to 10,121,210 shares of Common Stock.

(c) Transactions since the filing of the first amendment to Schedule 13D:

Transaction Date	Quantity of Common Stock	Type of Transaction	Price Per Share
1/21/2009	6,500,000	Private Sale	$0.060
2/10/2009	14,000	Market Sale	$0.0625
2/10/2009	11,000	Market Sale	$0.06
2/19/2009	20,000	Market Sale	$0.06
3/3/2009	60,000	Market Sale	$0.04
3/3/2009	20,000	Market Sale	$0.04
3/6/2009	27,000	Market Sale	$0.04
3/10/2009	2,000,000	Private Sale	$0.055
3/25/2009	80,000	Market Sale	$0.0401
3/26/2009	33,000	Market Sale	$0.0401
4/2/2009	85,000	Market Sale	$0.06
4/2/2009	64,000	Market Sale	$0.07
4/2/2009	45,000	Market Sale	$0.069
4/2/2009	35,000	Market Sale	$0.06
4/2/2009	16,000	Market Sale	$0.07
4/2/2009	15,000	Market Sale	$0.0603
4/2/2009	15,000	Market Sale	$0.06
4/3/2009	47,062	Market Sale	$0.06
4/3/2009	8,038	Market Sale	$0.06
5/11/09	800,000	Market Sale	$0.058
5/121/09	5,050,000	Private Sale	$0.045

(d) Not applicable.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has not had any contract, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2009

By: /s/ John Margerison

Name: John Margerison
McFraui Pty Ltd, ATF The McFraui Trust

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)